United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  ☑    Form 40-F  ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐    No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐    No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- __.)

Table of Contents
Press Release
Signature Page

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
EXTRACT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING
OF VALE HELD ON MAY 21, 2009.
On May 21, 2009, at 10:30 am, Messrs. Sérgio Ricardo Silva Rosa (Chairman), Renato da Cruz Gomes, Jorge Luiz Pacheco, José Ricardo Sasseron, Oscar Augusto de Camargo Filho, Eduardo Fernando Jardim Pinto and Francisco Augusto de Costa e Silva, directors and Messrs. Hidehiro Takahashi and Paulo Sérgio Moreira da Fonseca, alternates, met, ordinarily, at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “3.4.1 ELECTION OF THE CHAIRMAN AND VICE CHAIRMAN OF THE BOARD OF DIRECTORS — The Board of Directors approved, as set forth in Article 11, Paragraph 6, of the By-Laws, the reelection of Mr. Sergio Ricardo Silva Rosa and Mário da Silveira Teixeira Júnior as, respectively, Chairman and Vice Chairman of the Board of Directors of Vale.” and “3.4.2 REELECTION AND ATTRIBUTIONS OF THE BOARD OF EXECUTIVE OFFICERS — As per the end of the term of office of the Board of Executive Officers, the Board of Directors resolved to reelect Mr. Roger Agnelli, as CEO of Vale, and according to his indication, as per Article 26, Paragraph 1, of the By-Laws, the Board of Directors decided to reelect the current Executive Officers of Vale with the following attributions: (i) Mrs. Carla Grasso, Executive Officer responsible for the Human Resources and Corporate Services; (ii) Mr. Eduardo de Salles Bartolomeo, Executive Officer responsible for Logistics, Project Management and Sustainability; (iii) Mr. Fabio de Oliveira Barbosa, Executive Officer responsible for Finance and Investor Relations; (iv) Mr. José Carlos Martins, Executive Officer responsible for Ferrous Minerals; and (v) Mr. Tito Botelho Martins Junior, Executive Officer responsible for Non-ferrous Minerals; all with commercial address at Av. Graça Aranha, No. 26, 18 andar, Rio de Janeiro, RJ, All of the above mentioned Executive Officers are hereby reelected for a two-year term.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, May 21, 2009.
/s/ Fábio Eduardo de Pieri Spina
Fábio Eduardo de Pieri Spina
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 21, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations